April 3, 2008

By Electronic Submission and Facsimile to (202) 772-9208

U.S. Securities and Exchange Commission

Financial Services Group

100 F Street, NE

Washington, DC 20549

Attention: Chris Windsor, Esq.

                  Michael R. Clampitt, Esq.

Re:	The First Marblehead Corporation

Form 10-K (y/e June 30, 2007), Proxy Statement 2007

Filed August 28, 2007 (Form 10-K)

File No. 001-31825

Ladies and Gentlemen:

The following are responses of The First Marblehead Corporation (the “Corporation”) to comments contained in the letter dated February 22, 2008 (the “Letter”) from Mr. Chris Windsor, Special Counsel to the Financial Services Group of the Securities and Exchange Commission (the “SEC”), to Mr. Jack L. Kopnisky, Chief Executive Officer, President and Chief Operating Officer of the Corporation.

For your convenience in review, the following responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-K

Management’s Discussion and Analysis, page 42

1.	Please revise the disclosures here and in the “Quantitative and Qualitative Disclosures about Market Risk” to provide more specific discussion relating to trends and uncertainties relating to default rates, prepayment rates, discount rates, and, auction rate securities and their impact on parity ratios, income, cash flows, and your receivable assets.

The First Marblehead Corporation

800 Boylston Street, 34th Floor

Boston, MA 02199

Phone 800.895.4283

www.firstmarblehead.com

Creating Solutions for Education Finance

U.S. Securities and Exchange Commission

April 3, 2008

Response:

The Corporation has closely monitored capital markets developments occurring subsequent to the filing on August 28, 2007 of its annual report on Form 10-K for the period ended June 30, 2007 (the “Form 10-K”). In particular, the Corporation has proactively updated its disclosures, including its key accounting assumptions and estimates, in response to the deterioration of capital market conditions affecting student loan asset-backed securities since the filing of the Form 10-K and the Corporation’s successful closing in September 2007 of securitization transactions involving the issuance of $2.9 billion of student loan asset-backed securities.

Prior to receipt of the Letter, the Corporation included the following enhanced disclosures in its quarterly report on Form 10-Q filed on February 11, 2008 (the “Q2 Form 10-Q”):

•

Under the caption “Application of Critical Accounting Policies and Estimates” (“Critical Accounting Policies”) within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the Corporation has provided a detailed discussion of accounting assumptions relating to net default rates, prepayment rates, the discount rate applicable to the Corporation’s residuals receivable, the discount rate applicable to the Corporation’s structural advisory fees receivable and auction note interest rates. For improved clarity, the discussion of each assumption was separately captioned and included details of adjustments in the assumptions, including the rationale and quantitative effect of any such adjustment.

•

Within Critical Accounting Policies, the Corporation has supplemented the quantitative sensitivity analysis historically provided with additional discussion relating to auction note interest rates. The disclosure discussed the trend of significantly higher actual auction rates and uncertainty regarding persistence of the trend. In addition, the discussion quantified for the reader the effect on the Corporation’s residuals and structural advisory fees receivables of (i) a widening in the assumed spread between LIBOR and the auction rates of 50 basis points and (ii) a widening in the assumed spread between LIBOR and auction rates to the then-applicable maximum auction rate for each outstanding auction rate note.

•

In order to better contextualize its financial results for readers, the Corporation added a separately captioned section within MD&A entitled “Business Trends and Outlook.” The section included a balanced view of the underlying dynamics of the Corporation’s business, including capital markets trends and

U.S. Securities and Exchange Commission

April 3, 2008

uncertainties that have had, or that management reasonably expects will have, a material unfavorable impact on net revenue or income from operations. The discussion highlighted the Corporation’s belief that its portfolio of securitized loans will be adversely affected by a negative consumer credit cycle and noted that adjustments to the Corporation’s key accounting assumptions were necessary during the second fiscal quarter because securitization trusts performed below the Corporation’s expectations, including with regard to prepayments, delinquencies and defaults, and the estimated cost of funding auction rate notes was expected to be higher than previously estimated. The discussion also provided information about the potential variability of the Corporation’s earnings and cash flows as a result of its inability to access the securitization market.

•

In order to improve transparency regarding the amount and timing of cash flows expected to be released from residuals and structural advisory fees receivables, the Corporation supplemented the financial statements included in the Q2 Form 10-Q by providing total trust cash flow projections in MD&A under the caption “Financial Condition, Liquidity and Capital Resources.” In addition, in connection with the announcement of its financial results for the three- and six-month periods ended December 31, 2007, the Corporation provided investors with the total trust cash flow projections as of September 30, 2007, highlighting the effects on the amount and timing of projected cash flows resulting from the adjustments during the second fiscal quarter of the Corporation’s key accounting assumptions. The presentation was furnished as an exhibit to the current report on Form 8-K filed by the Corporation on January 31, 2008 (the “Form 8-K”), and the adjustments to the accounting assumptions were discussed in detail on the earnings conference call hosted by the Corporation on January 31, 2008 and in the Q2 Form 10-Q.

•

The Corporation substantially revised its risk factors relating to key accounting assumptions in order to highlight trends and uncertainties stemming from capital markets conditions. Specifically, the Corporation made material changes to the following risk factors compared to the version disclosed in its quarterly report on Form 10-Q for the quarter ended September 30, 2007:

•

We derive a significant portion of our revenue and substantially all of our income from structuring securitization transactions; our financial results and future growth will continue to be adversely affected if we are unable to structure securitizations.

U.S. Securities and Exchange Commission

April 3, 2008

•

In connection with our recognition of revenue from securitization transactions, if the estimates we make, or the assumptions on which we rely, in preparing our financial statements prove inaccurate, our actual results may vary materially from those reflected in our financial statements.

In addition, the Corporation added the following risk factor, to provide readers with a concise and understandable summary of auction rate notes, including trends and uncertainties relating to the future cost of funding such notes:

•	Our assumptions regarding the future cost of funding of auction rate notes are highly uncertain and greatly affect the valuation of our service receivables.

•

In Item 5 of Part II of the Q2 Form 10-Q, the Corporation disclosed a failed auction that occurred on February 7, 2008 with respect to one class of notes issued by a securitization trust facilitated by the Corporation. The disclosure highlighted the implications of failed auctions, including illiquidity that could result in higher interest rates determined by future auctions and effects on the valuation of the Corporation’s service receivables.

In summary, the Corporation believes that its most recent disclosures contained in the Q2 Form 10-Q, together with the additional disclosures noted below, address the Staff’s concerns and obviate the need to amend the Form 10-K. The Corporation understands that the Staff concurs in this view and will not require an amendment to the Form 10-K. The Corporation acknowledges the Staff’s comment, however, and will continue to address the Staff’s concerns in future filings.

2.	It appears that the static pool information is material to an investor’s understanding of the risks associated with your investments and in understanding your current and future cash flows. Please provide information on the status of your investment pools in your upcoming filings rather than furnishing the information under Regulation FD.

Response:

On January 31, 2008, prior to receipt of the Letter, the Corporation voluntarily furnished certain static pool information as an exhibit to the Form 8-K.

Static pool information required by Regulation AB is “filed” for purposes of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a registered offering of asset-backed securities by an issuing trust. The information is deemed to be part of the prospectus and included in the registration statement relating

U.S. Securities and Exchange Commission

April 3, 2008

to the offering and, as a result, is subject to the liability provisions applicable to prospectuses and registration statements, including Section 11 of the Securities Act (except to the extent that liability is limited by Regulation AB with regard to securitized pools formed prior to January 1, 2006). The Corporation believes that it is appropriate for such information to be subject to Securities Act liability to the extent used as part of the offering process for asset-backed securities (“ABS”).

Static pool information has been posted on the Corporation’s website since the first securitization trust facilitated by the Corporation following the adoption of Regulation AB. In order to provide broader, non-exclusionary dissemination of such information to equity investors, however, the Corporation furnished certain static pool information as of December 31, 2007 as an exhibit to the Form 8-K.

Without admitting the materiality of such information to equity investors, the Corporation intends to “furnish” static pool information to equity investors from time to time as an exhibit to a current report on Form 8-K, under either Item 2.02 or Item 7.01. The Corporation notes that such information will be subject to the general antifraud provisions of Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although it will not be subject to Section 18 of the Exchange Act. The Corporation believes that this approach adequately protects both ABS investors and equity investors and is consistent with the liability regime reflected in Regulation AB and Regulation FD.

Forms 10-Q

3.	Revise future filing to address the issues and provide the disclosures outlined in comments 1 through 2 above.

Response:

The Corporation acknowledges the SEC’s comment and will continue to address the issues and provide the disclosures outlined in comments 1 and 2 above in future filings by the Corporation.

U.S. Securities and Exchange Commission

April 3, 2008

If you require additional information, please do not hesitate to contact Greg Woods of the Corporation at (617) 638-2176, or the undersigned at (617) 638-2246.

Very truly yours,

/s/ Peter B. Tarr

Peter B. Tarr

Chairman of the Board and General Counsel

cc:	Jack K. Kopnisky

John A. Hupalo

Gregory M. Woods, Esq.